UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

Daniel M. Moore, Chief Administrative Officer

Syntel, Inc.

525 East Big Beaver Road, Suite 300

Troy, MI 48083

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103

1.	Name of Reporting Persons Bharat Desai
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
7.	Sole Voting Power 5,273,216*
8.	Shared Voting Power 10,622,387**
9.	Sole Dispositive Power 5,273,216*
10.	Shared Dispositive Power 10,622,387**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,895,603
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.1%
14.	Type of Reporting Person IN

*	Mr. Desai disclaims beneficial ownership of 3,350 shares held by various educational trusts for which Mr. Desai is the sole trustee.

**	The common stock with respect to which Mr. Desai shares voting and dispositive power includes (i) 4,659,346 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 4,659,346 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 75,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), (iv) 75,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), and 1,153,695 shares held by a charitable foundation. Mr. Desai is a co-trustee of each of the trusts and a director of the charitable foundation. Mr. Desai disclaims beneficial ownership of the 10,622,387 shares held by Trust I, Trust II, Trust V, Trust VI, and the charitable foundation.

This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on April 20, 2007, and Amendment No. 5 filed on December 14, 2010, on behalf of Bharat Desai (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 6, Mr. Desai is deemed to beneficially own an aggregate of 15,895,603 shares of Common Stock, which represents approximately 38.1% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on July 21, 2011, as reported in Syntel’s Form 10-Q Quarterly Report filed with the SEC on August 5, 2011 (file No. 0-22903). Mr. Desai disclaims beneficial ownership of an aggregate of 10,622,387 shares held by Trust I, Trust II, Trust V, Trust VI, and a charitable foundation for which Mr. Desai acts as either a co-trustee or a director, as well as 3,350 shares held by various educational trusts for which Mr. Desai is the sole trustee.

(b) Mr. Desai has sole power to vote, direct the vote, dispose, or to direct the disposition over 5,273,216 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 10,622,387 shares of Common Stock. With regard to Trust I, Trust II, Trust V, and Trust VI, Mr. Desai shares such power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Mr. Rakesh Vij, as co-trustees. Mr. Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Mr. Vij’s business address. During the past five years, Mr. Vij has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Vij is a citizen of the United States of America. With regard to the charitable foundation, Mr. Desai shares such power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Ms. Neerja Sethi, as directors. Ms. Sethi is a director and Vice President of Syntel, Inc., 525 E. Big Beaver Rd., Suite 300, Troy, Michigan 48073 and has a business address of 1001 Brickell Bay Drive, Suite 3102, Miami, Florida 33131. During the past five years, Ms. Sethi has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Sethi is a citizen of the United States of America.

(c) Mr. Desai is director of a charitable foundation which holds shares of Common Stock and, as a director, has the shared power to vote, direct the vote, dispose, or to direct the disposition of 1,153,695 shares of Common Stock held by the charitable foundation. Mr. Desai donated 550,000 shares of Common Stock to the charitable foundation on December 21, 2010 from shares previously held directly by him.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: August 9, 2011

/s/ Bharat Desai
Bharat Desai